SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2001 **Commission file number 1-3157**

CHAMPION INTERNATIONAL CORPORATION
SAVINGS PLAN #077
(Full title of the plan)

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

13-0872805
(I.R.S. Employer Identification No.)

Special Note with Respect to Report of Arthur Andersen LLP for the Years Ended December 31, 1999 and December 31, 2000.

In connection with International Paper Company's (Company) change of auditors by its Board of Directors on April 9, 2002, the employee benefit plans sponsored by the Company have also changed auditors. The new auditor of Champion International Corporation Savings Plan #077 (Plan) for fiscal years 2001 and 2002 is Deloitte & Touche LLP. During the fiscal years ended December 31, 1999 and 2000, the Plan did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused it to make reference to the disagreement in connection with its report.

SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporating its report as having certified our financial statements for the Plan for the years ended December 31, 1999 and 2000. The report of Arthur Andersen LLP included herein is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP. Accordingly, you will not be able to sue Arthur Andersen LLP in connection with the inclusion of this report herein, and therefore, your right of recovery may be limited as a result of the lack of consent.

CHAMPION INTERNATIONAL CORPORATION
SAVINGS PLAN #077

TABLE OF CONTENTS

Note: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor Form 5500. Supplemental schedules as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
600 Morgan Keegan Tower
P.O. Box 3030
Memphis, Tennessee 38173-0030

Tel: (901) 523-1234
Fax: (901) 527-7619
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
Champion International Corporation Savings Plan #077:

We have audited the accompanying statement of net assets available for benefits of Champion International Corporation Savings Plan #077 (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2000 were audited by other auditors whose report, dated June 4, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1 to the financial statements, effective March 31, 2002, the Plan was merged into the International Paper Company Salaried Savings Plan.

Deloitte & Touche LLP

June 21, 2002

This report is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.

Report of Independent Public Accountants

To the Plan Administrator of the
Champion International Corporation Savings Plan #077:

We have audited the accompanying statements of net assets available for benefits of CHAMPION INTERNATIONAL CORPORATION SAVINGS PLAN #077 as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Cincinnati, Ohio
June 4, 2001

CHAMPION INTERNATIONAL CORPORATION
SAVINGS PLAN #077

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments - Plan interest in Master Trust (Notes 1, 2, 3, 4, and 6)	$ 727,415,970	$ 798,264,829
Receivables:		
Participants' contributions	119,259	-
Employer's contributions	51,118	-
Accrued dividend and interest income	-	3,106
Due from broker for securities sold	-	174,434
Total receivables	170,377	177,540
Total assets	727,586,347	798,442,369
LIABILITIES:		
Accrued expenses	-	17,907
Due to broker for securities purchased	-	346,257
Total liabilities	-	364,164
NET ASSETS AVAILABLE FOR BENEFITS	$ 727,586,347	$ 798,078,205

See notes to financial statements.

CHAMPION INTERNATIONAL CORPORATION
SAVINGS PLAN #077

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment (loss) income - Plan interest in Master Trust (Notes 1, 2, 3, and 4)	$ (18,725,677)	$ 31,568,448
Contributions:		
Participants'	21,908,294	31,084,184
Employer's	8,739,497	7,834,901
Total contributions	30,647,791	38,919,085
Transfers to/from other plans, net (Note 7)	972,689	1,568,472
Total additions	12,894,803	72,056,005
DEDUCTION - Benefits paid to participants	83,386,661	103,014,748
NET DECREASE	(70,491,858)	(30,958,743)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	798,078,205	829,036,948
End of year	$ 727,586,347	$ 798,078,205

See notes to financial statements.

CHAMPION INTERNATIONAL CORPORATION SAVINGS PLAN #077

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. **DESCRIPTION OF THE PLAN**

General - The following description of the Champion International Corporation Savings Plan #077 (the "Plan") provides only general information. The assets of the Plan are held in the Defined Contribution Plans Master Trust (the "Master Trust"). Reference should be made to the plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

In June 2000, International Paper Company ("International Paper") completed the acquisition of Champion International Corporation ("Champion"). Champion shareholders received $50 in cash and $25 worth of International Paper common stock for each Champion share. For purposes of these financial statements, references to the Company relate to Champion prior to the acquisition and International Paper thereafter.

The Plan, which was established effective January 1, 1978, is a contributory savings plan available to salaried employees of the Company. Effective January 1, 1983, a 401(k) savings option was made available to participants allowing them to contribute before-tax compensation, in addition to the after-tax compensation allowed previously.

Effective March 31, 2002, the Plan was merged into the International Paper Company Salaried Savings Plan ("Salaried Plan"). Effective April 1, 2002, the Salaried Plan was amended and restated to incorporate new plan design features.

Contributions - Participants may contribute up to a maximum of 20% of their compensation, subject to certain Internal Revenue Code (the "Code") limitations. The Company matches 70% of the first 4% and one-half of the next 4% of the participants' contributions to the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings, and debited with the participant's benefit payments, if applicable, and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in the Company Stock Fund, which is comprised of shares of International Paper common stock. Once participants reach age 55 or receive a termination date, they are permitted to transfer the Company match portion of their Company Stock Fund to other available investment options.

In March 2000, participants were given the option of transferring qualified amounts in the Plan to invest directly in individual stocks, fixed income securities and mutual funds not offered by the Plan through a brokerage account. Earnings for the funds and brokerage accounts are based upon the performance of the underlying assets.

Loans to Participants - Participants are permitted to borrow against their account balances and their vested portions of the Company Stock Fund contributions. The terms and conditions of these loans are established to be in compliance with applicable laws and regulations. The interest rate charged to participants is prime at origination plus 1%. Principal and interest are paid ratably through regular payroll deductions. The interest rates on outstanding loans ranged from 6% to 10.5% as of December 31, 2001.

Vesting - Participant contributions and earnings or losses thereon are fully vested at all times. Participants ratably vest in Company contributions, as adjusted for earnings or losses, based upon years of service. A participant is 100% vested after five years of credited service with the Company. Forfeited balances of terminated participants are used to reduce future Company contributions.

Payments of Benefits - Upon termination of service due to death, disability, retirement, or voluntary termination, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum, lifetime or specific life annuity or installments.

Expenses of the Plan - Certain investment management expenses are paid by the Plan while other administrative expenses are paid by the Company and are not included in the accompanying financial statements. The trustee nets the administrative expenses of each plan in the Master Trust with the investment loss of the Master Trust.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's interest in the Master Trust, except for the guaranteed investment contracts, is valued at fair value. If available, quoted market prices are used to value the underlying investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The Plan has entered into various benefit-responsive investment contracts with insurance companies which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuer. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust at December 31, 2001 was approximately $474,936,000. For 2001, the aggregate average yield and crediting interest rate of the investment contracts were 6.6% and 6.5%, respectively.

Within the Master Trust, the purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

3. MASTER TRUST

The Plan's investment assets are held in a trust account at J.P. Morgan/American Century Retirement Services (the "Trustee") and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Investments:		
At fair value:		
International Paper Company Stock Fund	$ 106,140,512	$ 115,021,326
Commingled funds	239,005,169	272,570,078
Mutual funds	92,068,377	135,688,153
Brokerage accounts	19,175,821	17,984,317
Loans to participants	20,921,552	23,561,278
	477,311,431	564,825,152
Guaranteed investment contracts, at contract value	460,220,683	443,434,593
Total investments	$ 937,532,114	$ 1,008,259,745
Plan's interest in the Master Trust	$ 727,415,970	$ 798,264,829
Plan's interest in the Master Trust as percentage of total	78 %	79 %

The net investment (loss) income of the Master Trust for the years ended December 31, 2001 and 2000, is summarized below:

	2001	2000
Investment (loss) income:		
Net appreciation (depreciation) of investments:		
International Paper Company Stock Fund	$ 2,904,874	$ 63,561,980
Commingled stock funds/brokerage accounts	(27,185,372)	(22,647,397)
Mutual funds	(19,826,722)	(18,558,438)
	(44,107,220)	22,356,145
Interest and dividends	20,117,038	16,929,327
Total investment (loss) income, net	$ (23,990,182)	$ 39,285,472

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund, which includes both participant and nonparticipant-directed investments for the year ended December 31, 2001 is as follows:

	2001
Changes in net assets:	
Investment income - Plan interest in Master Trust	$ 4,421,738
Contributions	9,470,370
Benefits paid to participants	(7,179,830)
Transfers to other plans, net	101,385
Transfers to participant-directed investments, net	(16,932,095)
Net change	(10,118,432)
Company Stock Fund (participant-directed), beginning of year	55,435,692
Company Stock Fund (nonparticipant-directed), beginning of year	33,484,783
Company Stock Fund (total), end of year	$ 78,802,043

Information about the net assets and the significant components of the changes in net assets relating to the portion of the Company Stock Fund, which includes only nonparticipant-directed investments for the year ended December 31, 2000, is as follows:

	2000
Changes in net assets:	
Investment income - Plan interest in Master Trust	$ 25,470,508
Contributions	7,834,901
Benefits paid to participants	(11,817,338)
Transfers to other plans, net	220,392
Transfers to participant-directed investments, net	(86,477,627)
Net change	(64,769,164)
Company Stock Fund (nonparticipant-directed), beginning of year	98,253,947
Company Stock Fund (nonparticipant-directed), end of year	$ 33,484,783

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 17, 1998, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. RELATED-PARTY TRANSACTIONS

Certain of the Plan's investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Also included in the Plan's investments are shares of common stock of International Paper, the Plan's sponsor, which qualify as party-in-interest transactions.

7. TRANSFERS TO/FROM OTHER PLANS

The Company transfers participant account balances and the related assets between the Plan and the Champion International Corporation Savings Plan for Hourly Employees #158 for participants who have changed employment (i.e., hourly or salaried) status.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHAMPION INTERNATIONAL
CORPORATION SAVINGS PLAN #077

By [signature: J.N. Carter]
J.N. Carter, Senior Vice President
and Administrator of the Plan

Date: June 25, 2002
Stamford, Connecticut

Exhibit 1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-34069 of International Paper Company Form S-8 of our report dated June 21, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the plan's merger) appearing in this Annual Report on Form 11-K of Champion International Corporation Savings Plan #077 for the year ended December 31, 2001.

Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2002